I, Nikody Keating, certify that:

(1) the financial statements of Inspired Futures AI, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Inspired Futures AI, LLC included in this Form reflects accurately the information reported on the tax return for Inspired Futures AI, LLC filed for the fiscal year ended 12/31/2020.

Signature

DocuSigned by:

Nikody Keating

AF4DA96C5A4F4DA...

Nikody Keating

CEO

05/24/2021

___

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.